Mail Stop 3561

February 22, 2009

Mr. Christopher Reed, Chief Executive Officer
Reed's, Inc.
13000 South Spring Street
Los Angeles, California 90061

> **Re:** **Reed's, Inc.**
> **Registration Statement on Form S-1**
> **File No. 333-156908**
> **Filed January 23, 2009**

Dear Mr. Reed:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note that your registration statement appears to be incomplete with many blank spaces and missing terms as to your stock rights offering. Please revise to include the missing terms as they become known. We may have further comment.

2.   Please clarify when the board will set the subscription price and the duration of the exercise period for the stock rights.

3.   Please revise to indicate the maximum number of rights that can be exercised under this stock rights offering. It appears that the maximum is 4,444,444 shares of common stock, which is $10,000,000 divided by the minimum allowable exercise price of $2.25 per share. If true, please revise your cover page and other appropriate areas of your registration statement to include this figure, along with the number of shares outstanding that are eligible to receive stock rights to purchase one share of common stock.

4.   Since there are approximately 9 million shares of common stock outstanding of your stock, please clarify in the appropriate places in your registration statement how the shares underlying the stock rights will be allocated if more than 4,444,444 shares are exercised in the basic subscription right prior to the over-subscription pro rata scheme described on page 87. Similarly, please clarify how Maxim's warrant affects exercise of the stock rights if either the basic subscription or over-subscription rights are oversubscribed by shareholders of the stock rights in this offering.

5.   We note your disclosure in a number of instances that "unless our board of directors waives the maximum offering amount, we will raise no more than $10,000,000 in this offering." We note that you have registered a maximum of $10,000,000 of securities pursuant to this registration statement. Supplementally advise us how the company plans on raising more than $10,000,000 in the offering given the amount of securities registered on its Form S-1. We may have further comment.

6.   Please clarify whether the board of directors may extend the stock rights offering beyond 30 days of the original expiration date and under what circumstances it may do so.

7.   On page 86, you indicate that the subscription rights will not be listed for trading on any stock exchange or market. We note, however, on the cover page, page 3, and page 12 seem to indicate that the rights are transferable and will be listed. Please revise to clarify or remove this inconsistency.

8.   We note your statement that the stock rights will be listed on the NASDAQ Capital Market, please advise us whether they have been approved for listing by Nasdaq and/or whether you plan on filing a Form 8-A.

9.   We note that as of today your common stock price is $1.13 per share, substantially below the minimum exercise price of $2.25 per share. We also note your disclosure that the price per share will not be less than $2.25 unless waived by our board of directors. Please advise us how this will impact your offering or the timing of your offering.

Cover Page

10.   Please clarify here and other appropriate places in the registration statement that in order to receive any over-subscription rights, the shareholder must: 1) exercise their entire allotment of basic subscription rights; 2) that the exercise price for both the basic and over-subscription rights is the same amount; and 3) that the over-subscription rights must be exercised at the same time as the basic subscription rights.

Reed's, Inc. Condensed Balance Sheets, F-1

11.   Please revise to include an audited balance sheet for the fiscal year ended December 31, 2006 in accordance with Rule 8-02 of Regulation S-X.

Exhibits, page II-4

12.   We note the Form of Dealer-Manager Agreement by and between Reed's, Inc. and Maxim Group LLC and other exhibits have yet to be filed. We require sufficient time to review these documents prior to your request for acceleration and may have further comment. Please file all missing exhibits with your next amendment.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Edwin Kim at (202) 551-3297 or me at (202) 551-3790 with any questions.

Sincerely,

John Reynolds
Assistant Director

cc: Peter Hogan, Esq.
        Ruba Qashu, Esq.
        Richardson & Patel, LLP
        FAX: (310) 208-1154